UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                      SCHEDULE 13D/A

         Under the Securities Exchange Act of 1934
                   (Amendment No.  1 )*

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                            PURSUANT TO 13d-1(a)
     AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

              STERLING FINANCIAL CORPORATION
                     (Name of Issuer)

               $5.00 par value Common Stock
              (Title of Class of Securities)

                        859317 10 9
                      (CUSIP Number)

                  Mr. Richard D. McDaniel

               2200 South Ocean Lane, #2908
                   Points of America II
                 Ft. Lauderdale, FL 33316
  ______________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                     Communications)

                     December 31, 2000
  (Date of Event Which Requires Filing of this Statement)

       If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act 9 (however, see the Notes).

CUSIP NO. 859317 10 9          13D/A
Page   2   of   5   Pages

 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Richard D. McDaniel

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a) |    |
                                              (b) | X |

 3  SEC USE ONLY

 4  SOURCE OF FUNDS

     00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)  /   /

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER

          414,512

     8  SHARED VOTING POWER

            30,024

     9  SOLE DISPOSITIVE POWER

           414,512

     10  SHARED DISPOSITIVE POWER

             30,024

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          444,536

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES /   /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.5%

14  TYPE OF REPORTING PERSON
         IN





Page 3 of 5  Pages

                      SCHEDULE 13D/A
              STERLING FINANCIAL CORPORATION


ITEM 1.    SECURITY AND ISSUER

     The title of the class of equity securities to which this statement relates is the common stock, par value $5.00 per share (the "Common Stock"), of Sterling Financial Corporation, a Pennsylvania corporation (the "Company"), which has its principal executive offices at North Pointe Banking Center, 101 North Pointe Boulevard, Lancaster, Pennsylvania 17601.

ITEM 2.    IDENTITY AND BACKGROUND

     This statement on Schedule 13 D/A is being filed by Richard D. McDaniel ("Mr. McDaniel").

     Mr. McDaniel's residence address is 2200 South Ocean Lane, #2908, Points of America II, Ft. Lauderdale, Florida 33316. Mr. McDaniel's present principal occupation and employment is as a private investor and as a consultant to the Company, which is located at North Pointe Banking Center, 101 North Pointe Boulevard, Lancaster, Pennsylvania 17601. As a consultant, Mr. McDaniel provides advisory and consulting services and acts as a resource person for marketing the Company's and its subsidiaries' services and products.

     During the last five years, Mr. McDaniel has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state laws or finding any violations with respect to such laws.

     Mr. McDaniel is a citizen of the United States of America and a resident of the State of Florida.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Not applicable.

ITEM 4.    PURPOSE OF TRANSACTION

     Mr. McDaniel no longer beneficially owns 5% or more of the outstanding shares of common stock of the Company.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     Mr. McDaniel owns 30,024 shares of Common Stock as joint tenant with the right of survivorship and is sole beneficiary of 414,512

Page 4 of 5 Pages

shares of Common Stock held by the Shady Beach Trust. As of the date hereof, Mr. McDaniel has: (i) the sole power to vote or direct the vote of 414,512 shares of Common Stock; (ii) the sole power to dispose of or direct the disposition of 414,512 shares of Common Stock; (iii) the shared power to vote or direct the vote of 30,024 shares of Common Stock; and (iv) the shared power to dispose of or direct the disposition of 30,024 shares of Common Stock. In the aggregate, Mr. McDaniel has the shared or sole power to vote, or direct the vote, and the sole or shared power to dispose, or direct the disposition of 444,536 shares of Common Stock. Based upon the Company's latest filings on Form 10-Q, as of September 30, 2000 there were 12,546,477 shares of Common Stock outstanding. Mr. McDaniel may be deemed to beneficially own 444,536 shares of Common Stock, representing 3.5% of the issued and outstanding shares of Common Stock. There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock owned by Mr. McDaniel.

     Mr. McDaniel has not effected any transactions in the Common
Stock during the preceding 60 days.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
           WITH RESPECT TO SECURITIES OF THE ISSUER

              Not Applicable

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

              Not Applicable

Page 5  of 5  Pages


                         Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 12, 2001            /s/ Richard D. McDaniel
                                    Richard D. McDaniel